UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: January, 2007

File No.:  000-52299

NORTHERN PERU COPPER CORP.

(Translation of Registrant’s Name into English)

Suite 1550, 625 Howe Street Vancouver British Columbia, Canada  V6C 2T6

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F:    Form 20F  [ X ]    Form 40F    [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes   [  ]  No   [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b):  82 - _____________.

Submitted herewith:

99.1        Material Change Report

99.2        News Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN PERU COPPER CORP.

Date:  January 22, 2007

“Marshall Koval”

President and Chief Executive Officer